Pricing Term Sheet September 10, 2009	Filed pursuant to Rule 433 Registration File No. 333-160235

Photronics, Inc.

$50,000,000 5.50% Convertible Senior Notes due 2014

Issuer:	Photronics, Inc., a Connecticut corporation.

Ticker/Exchange for Common Stock:	PLAB/The NASDAQ Global Select Market (“NASDAQ”).

Trade Date:	September 10, 2009.

Settlement Date:	September 16, 2009.

Notes:	5.50% Convertible Senior Notes due 2014.

Aggregate Principal Amount Offered:	$50,000,000 aggregate principal amount of notes (excluding the underwriters’ option to purchase up to an additional $7,500,000 million aggregate principal amount of notes to cover over-allotments, if any).

Price to Public:	100% of the principal amount of the notes, plus accrued interest, if any, from and including September 16, 2009.

Underwriting Discounts and Commissions:	3.875% per note / $1,937,500 total.

Proceeds, Before Expenses, to the Issuer:	96.125% per note / $48,062,500 total.

Denominations:	$2,000 and multiples of $1,000 in excess thereof.

Stated Maturity Date:	October 1, 2014, unless earlier converted or purchased.

Interest Rate:	5.50% per annum, payable semi-annually in arrears, accruing from and including September 16, 2009.

Interest Payment Dates:	April 1 and October 1 of each year, beginning on April 1, 2010.

Regular Record Dates:	March 15 and September 15 of each year.

NASDAQ Closing Sale Price on September 10, 2009:	$4.17 per share of Issuer’s common stock.

Initial Conversion Rate:	196.7052 shares of Issuer’s common stock per $1,000 principal amount of notes, subject to adjustment.

Initial Conversion Price:	Approximately $5.08 per share of Issuer’s common stock, subject to adjustment.

Conversion Premium:	22.50% above $4.15 per share of Issuer’s common stock, the public offering price per share in the Concurrent Common Stock Offering.

Optional Redemption:	None.

Repurchase at the Option of the Holder upon a Fundamental Change:	If a fundamental change (as defined in the Preliminary Prospectus Supplement) occurs prior to stated maturity, the holders will have the right, at their option, to require the Issuer to purchase some or all of their notes at a purchase price equal to 100% of the principal amount of the notes being purchased, plus accrued and unpaid interest (including additional interest, if any) to, but not including, the fundamental change purchase date.

Use of Proceeds:	The Issuer estimates that the net proceeds from this offering will be approximately $47.7 million ($54.9 million if the underwriters exercise their overallotment option to purchase up to an additional $7,500,000 million aggregate principal amount of notes in full) after deducting the underwriting discount and estimated expenses payable by the Issuer. The Issuer intends to use the net proceeds from this offering, along with the net proceeds from the Concurrent Common Stock Offering, to repay a portion of the Issuer’s outstanding bank borrowings.

Concurrent Common Stock Offering:	Concurrently with this offering, the Issuer also offered 9,638,554 shares of the Issuer’s common stock (11,084,337 shares if the underwriters exercise their option to purchase additional shares in full) at a public offering price of $4.15 per share of Issuer’s common stock. The shares of the Issuer’s common stock are being offered by a separate prospectus supplement. Neither this offering nor the common stock offering is conditioned upon the successful completion of the other offering.

Book-Running Manager:	Morgan Stanley & Co. Incorporated

Co-Managers:	Needham & Company, LLC, D.A. Davidson & Co. and Stifel, Nicolaus & Company, Incorporated.

CUSIP Number:	719405 AF9

ISIN:	US 719405AF90

Listing:	The notes will not be listed on any securities exchange or quoted on any inter-dealer quotation system.

Adjustments to Shares Delivered upon Conversion upon a Make-Whole Fundamental Change:	The following table sets forth the number of additional shares of Issuer’s common stock to be added to the conversion rate per $1,000 principal amount of notes converted under certain circumstances in connection with a make-whole fundamental change (as defined in the Preliminary Prospectus Supplement):

Effective Date	Stock Price
	$4.15	$4.25	$4.50	$5.00	$5.50	$6.00	$7.00	$8.00	$10.00	$12.50	$15.00	$20.00	$30.00	$40.00
9/16/2009	44.2587	43.2173	40.8163	36.7347	33.3952	30.6122	26.2391	22.9592	17.7469	13.4519	10.7221	7.4089	4.1752	2.6033
10/1/2010	44.2587	43.2173	40.8163	36.7347	33.3952	30.0701	24.0055	19.9656	14.9390	11.3132	9.0307	6.2640	3.5505	2.2196
10/1/2011	44.2587	43.2173	40.8163	34.8760	29.2912	25.1646	19.5936	16.0735	11.9097	9.0162	7.2160	5.0329	2.8787	1.8126
10/1/2012	44.2587	43.1695	37.5493	29.1659	23.4349	19.4279	14.4284	11.5632	8.4672	6.4297	5.1701	3.6310	2.1007	1.3375
10/1/2013	44.2587	38.8060	31.8294	21.9295	15.7650	11.9273	7.9299	6.1294	4.5045	3.4693	2.8082	1.9854	1.1629	0.7516
10/1/2014	44.2587	38.5889	25.5170	3.2948	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case the following shall apply:

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If the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares by which the conversion rate will be increased will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year.

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If the stock price is greater than $40.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

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If the stock price is less than $4.15 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the total number of shares of common stock issuable upon conversion of the notes exceed 240.9639 per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth under “Description of Notes—Conversion Rights—Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

The issuer has filed a registration statement (including a prospectus and a related preliminary prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying Prospectus in that registration statement and the other documents the issuer has filed with the SEC for more complete information about the issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement and the Prospectus if you request it by calling Morgan Stanley & Co. Incorporated toll free at 1-866-718-1649 or by email at prospectus@morganstanley.com.

This pricing term sheet supplements the Preliminary Prospectus Supplement for the convertible senior notes issued by Photronics, Inc. on September 9, 2009 relating to its Prospectus dated June 25, 2009. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent it is inconsistent with the information in such Preliminary Prospectus Supplement or the accompanying Prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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